UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.  )*

Under the Securities Exchange Act of 1934

ATHLON ENERGY INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

047477104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 047477104

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Athlon Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 28,651,484 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 28,651,484 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,651,484 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 34.9%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 047477104

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). AP Overseas VII (Athlon FC) Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 25,188,188 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 25,188,188 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,188,188 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 30.7%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 047477104

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 53,839,672 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 53,839,672 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 53,839,672 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 65.6%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 047477104

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). AIF VII Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 53,839,672 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 53,839,672 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 53,839,672 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 65.6%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 047477104

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 53,839,672 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 53,839,672 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 53,839,672 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 65.6%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 047477104

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 53,839,672 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 53,839,672 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 53,839,672 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 65.6%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 047477104

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 53,839,672 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 53,839,672 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 53,839,672 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 65.6%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 047477104

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 53,839,672 shares of Common Stock

	7	Sole Dispositive Power

	8	Shared Dispositive Power 53,839,672 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 53,839,672 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 65.6%

12	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Athlon Energy Inc.
	(b)	Address of Issuer’s Principal Executive Offices 420 Throckmorton Street, Suite 1200 Fort Worth, Texas 76102

Item 2.
(a)

Name of Person Filing
This statement is filed by (i) Apollo Athlon Holdings, L.P. (“Apollo Athlon”), (ii) AP Overseas VII (Athlon FC) Holdings, L.P. (“AP Overseas VII”), (iii) Apollo Management VII, L.P. (“Management VII”), (iv) AIF VII Management, LLC (“AIF VII LLC”), (v) Apollo Management, L.P. (“Apollo Management”), (vi) Apollo Management GP, LLC (“Apollo Management GP”), (vii) Apollo Management Holdings, L.P. (“Management Holdings”), and (viii) Apollo Management Holdings GP, LLC (“Management Holdings GP”).

Apollo Athlon and AP Overseas VII each hold shares of Common Stock of the Issuer.  Management VII is the manager of each of Apollo Athlon and AP Overseas VII.  AIF VII LLC is the general partner of Management VII.  Apollo Management is the sole member and manager of AIF VII LLC, and Apollo Management GP is the general partner of Apollo Management.  Management Holdings is the sole member and manager of Apollo Management GP, and Management Holdings GP is the general partner of Management Holdings.  Apollo Athlon, AP Overseas VII, Management VII, AIF VII LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP are collectively referred to herein as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
The principal office of each of Apollo Athlon and AP Overseas VII is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal office of each of Management VII, AIF VII LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP is 9 West 57th Street, New York, New York 10019.

(c)

Citizenship
Apollo Athlon, AP Overseas VII, Management VII, Apollo Management and Management Holdings are Delaware limited partnerships.  AIF VII LLC, Apollo Management GP and Management Holdings GP are Delaware limited liability companies.

	(d)	Title of Class of Securities Common stock, par value $0.01 (the “Common Stock”).
	(e)	CUSIP Number 047477104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
	(a)	Amount beneficially owned:
		Apollo Athlon:	28,651,484 shares of Common Stock
		AP Overseas VII:	25,188,188 shares of Common Stock
		Management VII:	53,839,672 shares of Common Stock
		AIF VII LLC:	53,839,672 shares of Common Stock
		Apollo Management:	53,839,672 shares of Common Stock
		Apollo Management GP:	53,839,672 shares of Common Stock
		Management Holdings:	53,839,672 shares of Common Stock
		Management Holdings GP:	53,839,672 shares of Common Stock

Apollo Athlon and AP Overseas VII each disclaim beneficial ownership of all shares of the Common Stock included in this report other than the shares of Common Stock held of record by such Reporting Person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.  Management VII, AIF VII LLC, Apollo Management, Apollo Management GP, Management Holdings and Management Holdings GP, and Messrs. Leon Black, Joshua Harris and Marc Rowan, the managers, as well as executive officers, of Management Holdings GP, each disclaim beneficial ownership of all shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	Percent of class:
	Apollo Athlon:	34.9%
	AP Overseas VII:	30.7%
	Management VII:	65.6%
	AIF VII LLC:	65.6%
	Apollo Management:	65.6%
	Apollo Management GP:	65.6%
	Management Holdings:	65.6%
	Management Holdings GP:	65.6%

The percentage amounts are based upon 82,129,089 shares of Common Stock outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0 for all Reporting Persons.

	(ii)	Shared power to vote or to direct the vote:
		Apollo Athlon:	28,651,484 shares of Common Stock
		AP Overseas VII:	25,188,188 shares of Common Stock
		Management VII:	53,839,672 shares of Common Stock
		AIF VII LLC:	53,839,672 shares of Common Stock
		Apollo Management:	53,839,672 shares of Common Stock
		Apollo Management GP:	53,839,672 shares of Common Stock
		Management Holdings:	53,839,672 shares of Common Stock
		Management Holdings GP:	53,839,672 shares of Common Stock
	(iii)	Sole power to dispose or to direct the disposition of: 0 for all Reporting Persons.
	(iv)	Shared power to dispose or to direct the disposition of:
		Apollo Athlon:	28,651,484 shares of Common Stock
		AP Overseas VII:	25,188,188 shares of Common Stock
		Management VII:	53,839,672 shares of Common Stock
		AIF VII LLC:	53,839,672 shares of Common Stock
		Apollo Management:	53,839,672 shares of Common Stock
		Apollo Management GP:	53,839,672 shares of Common Stock
		Management Holdings:	53,839,672 shares of Common Stock
		Management Holdings GP:	53,839,672 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2014

APOLLO ATHLON HOLDINGS, L.P.

By:	Apollo Advisors VII (APO DC), L.P.
its general partner

By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

AP OVERSEAS VII (ATHLON FC) HOLDINGS, L.P.

By:	Apollo Advisors VII (APO DC), L.P.
its general partner

By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
Its General Partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President